UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

x	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from to

Commission File No. 1-9410

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the Plan)

COMPUTER TASK GROUP, INCORPORATED
(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue
Buffalo, New York 14209
(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

DECEMBER 31, 2013
with
AUDITOR'S REPORT

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Computer Task Group, Inc.
401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets Held as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2013 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Freed Maxick, CPAs, PC

Buffalo, New York
June 23, 2014

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2013	2012
ASSETS
Investments at fair market value:
Shares of registered investment companies	$156,351,778	$130,453,315
Common collective trust	10,490,518	11,544,694
Employer stock fund	2,145,413	2,027,223
	168,987,709	144,025,232
Receivables:
Notes receivable from participants	2,244,581	2,044,280
Net assets available for benefits at fair value	171,232,290	146,069,512
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	—	(261,337)
Net assets available for benefits	$171,232,290	$145,808,175

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years Ended December 31,

	2013	2012
Sources of net assets:
Employee contributions	$14,262,625	$14,039,794
Employer contributions	2,435,904	2,799,697
Interest and dividend income	4,858,601	3,504,215
Realized gain (loss) from investment transactions, net	(14,616)	35,275
Unrealized gains on investments, net	22,586,482	13,465,087
Total sources of net assets	44,128,996	33,844,068
Applications of net assets:
Benefit payments and withdrawals	18,576,446	19,542,925
Administrative expenses	128,435	127,714
Total applications of net assets	18,704,881	19,670,639
Increase in net assets	25,424,115	14,173,429
Net assets available for benefits:
Beginning of year	145,808,175	131,634,746
End of year	$171,232,290	$145,808,175

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section
401(k) of the Internal Revenue Code (IRC).  The Plan is funded by employee and employer contributions and covers substantially all U.S. based employees of Computer Task Group, Inc. (CTG) who complete one hour of service.  The assets of the Plan are maintained in mutual funds, a common collective trust fund, and employer stock held by Reliance Trust Company, the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions - The Plan provides for employee pre-tax contributions ranging from 1% to 30% of salary, up to the maximum annual limitations allowed by the IRC. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, also as allowed by the IRC. The Company may contribute one-half of each participant's elective contribution, not to exceed 2% of compensation, for employees who work at least one hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant's elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12 month period, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan and may initiate one fund exchange each business day up to an annual limit of 20 fund exchanges each calendar year.

Vesting - Participants are vested immediately in their own contributions, including actual earnings or losses thereon. Participants become 20% vested in employer contributions after two years, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy as defined under ERISA guidelines, an alternate vesting schedule will apply for those top-heavy years. The plan was not deemed to be top-heavy in either 2013 or 2012.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to limit or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during the year ended December 31, 2013 totaled $1,042,404 ($624,400 - 2012). At December 31, 2013 there were $31,569 of unapplied forfeitures ($45,352 - 2012).

Notes Receivable from Participants - Participants may borrow from their fund accounts, starting at a minimum of $1,000 and increasing up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and, Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant's normal retirement date or actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan's trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $1,000. If the participant elects to keep their vested interest in the Plan, the participant's account will continue to receive its share of earnings and losses.

Participants who reach age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting. Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly either by the Company or the Plan.

In accordance with U.S. GAAP, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - All investments are carried at fair value or an approximation of fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain expenses of maintaining the Plan, such as the annual audit fee, are paid directly by the Company and are excluded from these financial statements.

Income Taxes - The Internal Revenue Service has determined and informed the Company by letter dated March 28, 2014, that the plan and related trust are designed in accordance with applicable sections of the IRC. No plan amendments have been made since receiving the determination letter.

Management evaluates tax positions taken by the Plan and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1 - quoted prices in active markets for identical assets or liabilities (observable)

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3 - unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Shares of Registered Investment Companies: These investments are public investment securities valued using the Net Asset Value (NAV).  Information regarding the value of these investments is provided to CTG by MassMutual.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market on which the securities are traded.  Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock is classified as a Level 1 investment.

Common/Collective Investment Trusts: In December 2013, the trustee of that fund authorized the termination of the Fixed Fund, which comprises the entirety of the Plan's common/collective investment trusts. In November and December of 2013, in preparation for the termination, securities therein were liquidated and proceeds thereof were reinvested into money market investments classified as Level 1 investments. As of December 31, 2013, all costs pertaining to the liquidation have been recognized by the fund. The trustee intends to distribute fund assets to the Plan by June 30, 2014, at which point such funds will be reinvested into other Plan options.

In 2012, these investments were public investment securities valued using the NAV provided by MassMutual. The NAV was quoted on a private market that was not active; however the unit price was based on underlying investments which were traded on an active market or had observable inputs. These common/collective investment trusts were classified as Level 2 investments. The common/collective trust fund's underlying investments sought to preserve capital and provide a competitive level of income over time that was consistent with the preservation of capital. The common/collective trust fund did not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions.

Based on the change in the underlying investments of the Common/Collective Trust, these investments have been transferred from Level 2 in 2012 to Level 1 in 2013 on the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables set forth financial assets measured at fair value in the Statements of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$44,136,109	$—	$—	$44,136,109
Blended funds	20,434,900	—	—	20,434,900
Value funds	18,852,292	—	—	18,852,292
Growth funds	19,097,553	—	—	19,097,553
Bond funds	5,838,963	—	—	5,838,963
Target date funds	37,447,888	—	—	37,447,888
Other funds	10,544,073	—	—	10,544,073
Total mutual funds	156,351,778	—	—	156,351,778
Computer Task Group, Inc. Employer Stock Fund	2,145,413	—	—	2,145,413
Common/Collective trust	10,490,518	—	—	10,490,518
Total assets at fair value	$168,987,709	$—	$—	$168,987,709

	Assets at Fair Value as of December 31, 2012
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Mutual funds:
Allocation funds	$41,767,330	$—	$—	$41,767,330
Blended funds	15,874,661	—	—	15,874,661
Value funds	14,804,820	—	—	14,804,820
Growth funds	13,528,397	—	—	13,528,397
Bond funds	7,280,835	—	—	7,280,835
Target date funds	25,384,556	—	—	25,384,556
Other funds	11,812,716	—	—	11,812,716
Total mutual funds	130,453,315	—	—	130,453,315
Computer Task Group, Inc. Employer Stock Fund	2,027,223	—	—	2,027,223
Common/Collective trust	—	11,544,694	—	11,544,694
Total assets at fair value	$132,480,538	$11,544,694	$—	$144,025,232

4.	INVESTMENTS

Investments representing 5% or more of the Plan's net assets available for benefits are as follows:

	December 31,
	2013	2012

MFS Growth Allocation Fund - A	$23,745,055	$21,801,730
MFS Moderate Allocation Fund - A	$12,585,660	$12,122,606
MFS Value Fund - R4	$11,608,298	$9,504,250
Fixed Fund	$10,490,518	$11,544,694	*
Fidelity Low-Priced Stock Fund	$9,567,190	$7,716,047

*	The contract value for the Fixed Fund at December 31, 2012 was $11,283,357.

Total appreciation in the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, for 2013 and 2012 are as follows:

	2013	2012

Shares of registered investment companies	$22,527,176	$12,981,121
Common collective trust fund	(12)	(186)
Employer stock fund	44,702	519,427
Total appreciation	$22,571,866	$13,500,362

5.	PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $47,959 for the year ended December 31, 2013 ($41,159 - 2012). For the year ended December 31, 2013, fees paid primarily to UBS for investment advisory services amounted to $80,476 ($86,555 - 2012) and qualify as party-in-interest transactions. The Plan also invests in employer securities through the CTG, Inc. unitized common stock fund. CTG, Inc. is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income from investments sponsored by CTG, Inc. and interest income from participant loans amounted to $139,742 for the year ended December 31, 2013 ($604,885 - 2012).

6.	SUBSEQUENT EVENTS

Effective May 1, 2014, the Plan's Fixed Fund was closed and all Plan assets therein were reinvested in the Invesco Stable Value Fund.

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

SCHEDULE OF ASSETS HELD
December 31, 2013

Identity of Issuer	Description	Fair Market Value

MFS	MFS Growth Allocation Fund - A	$23,745,055
MFS	MFS Moderate Allocation Fund - A	12,585,660
MFS	MFS Value Fund - R4	11,608,298
SEI Trust Company	Fixed Fund	10,490,518
Fidelity Mgmt. Trust Fund	Fidelity Low-Priced Stock Fund	9,567,190
Dreyfus	Dreyfus Basic S&P 500 Index Fund - A	7,137,231
Franklin	Franklin Growth Advantage	7,006,388
T. Rowe Price	T. Rowe Price Retirement 2020	6,562,521
T. Rowe Price	T. Rowe Price Retirement 2025	6,235,047
MFS	MFS Research Bond Fund - R4	5,838,963
T. Rowe Price	T. Rowe Price Retirement 2015	5,408,604
T. Rowe Price	T. Rowe Price Retirement Income	5,195,571
T. Rowe Price	T. Rowe Price Retirement 2030	5,140,520
Vanguard	Vanguard Small Cap Index	4,865,363
T. Rowe Price	T. Rowe Price Retirement 2035	4,506,152
American Funds	American Funds AMCAP - R6	4,207,730
Vanguard	Vanguard International Value	4,187,929
MFS	MFS Aggressive Growth Allocation Fund - A	4,143,943
American Funds	American Funds Europacific - R6	3,730,479
MFS	MFS Conservative Allocation Fund - A	3,661,451
T. Rowe price	T. Rowe Price Retirement 2040	3,127,049
American Funds	American Century Mid Cap Value - Institutional	3,056,065
Franklin	Franklin Small - Mid Cap Growth Advantage	3,018,072
J.P. Morgan	J.P. Morgan Money Market Fund Institutional	2,862,649
T. Rowe Price	T. Rowe Price Retirement 2010	2,520,117
American Funds	American Century Inflation Adjustment Bond	2,228,264
T. Rowe Price	T. Rowe Price Retirement 2045	2,068,961
T. Rowe Price	T. Rowe Price Retirement 2050	1,087,131
T. Rowe Price	T. Rowe Price Retirement 2055	791,786
Franklin	Franklin Gold & Precious Metal Advantage	257,589
CTG*	CTG Stock Fund	2,145,413
CTG 401(k) Retirement Plan *	Participant Loan Fund (interest rates ranging from 4.25% to 9.75%)	2,244,581
		$171,232,290

* The above named institution is a party-in-interest

COMPUTER TASK GROUP, INC.
401(k) RETIREMENT PLAN

EXHIBITS

Exhibit	Description	Page
23.1	Consent of Independent Registered Public Accounting Firm	#

# Filed herewith

SIGNATURES:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INCORPORATED 401(k) RETIREMENT PLAN

Date:	June 23, 2014	By:	/s/ Peter P. Radetich

		Name:	Peter P. Radetich
		Title:	Member – Retirement Plan Committee